FraserPapers

FILE No. 82-34837

[redacted]

09045136

January 2, 2009

SEC Mail Processing Section

JAN 13 2009

Washington, DC
111

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following document:

- News Release as to downtime on two paper machines at the company's East Papers operations.

With respect to the adoption of amendments to Rule 12g3-2(b) effective October 10, 2008, this will be our final paper submission to the Commission. All of our disclosure documents continue to be available on the company's web site or at www.sedar.com.

If the Commission has any questions with respect to this letter or its enclosure, please contact the undersigned at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

PROCESSED
JAN 22 2009
THOMSON REUTERS

by: ______________________
Marina Mueller
Assistant Corporate Secretary

Enclosures

Fraser Papers Inc.
Suite 200, 181 Bay Street
Brookfield Place
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

FRASER PAPERS ANNOUNCES DOWNTIME ON TWO PAPER MACHINES

Toronto, ON (December 3, 2008) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced today that it will take up to 5,100 tons of downtime on two paper machines at its East Papers operations, due to weak markets. The shutdown is expected to commence December 24, 2008, and will allow the Company to balance inventory levels of specialty and commodity groundwood papers with customer demand. The two paper machines are expected to restart on January 5, 2009, subject to customer orders.

* * * * * * * *

Fraser Papers is an integrated specialty paper company that produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contacts:

Jean-Pierre Benoit
General Manager, East Papers
(207) 728-8482
jeanbeno@madawaska.fraserpapers.com

Jeff Dutton
SVP, Operations and Chief Operating Officer
(207) 523-2356
jeffdu@madawaska.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to downtime on two paper machines. The words "will", "expect", derivations thereof, and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results of the downtime, to differ materially from those set forth in the forward-looking statements include general economic conditions, demand for and prices of specialty and commodity groundwood papers, foreign exchange rates, and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

END